UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

Report of November 8, 2002

NORSK HYDRO ASA

(Translation of registrant's name into English)

Bygdøy Allé 2

N-0240 OSLO 2

NORWAY

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F_X__Form 40-F____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes____No_X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_______________

The Report on Form 6-K/A is being filed to correct the date of the signature of the authorized representative of the registrant reflected in the report on Form 6-K filed on November 7, 2002. That report, as amended hereby, shall be deemed to be incorporated by reference in the prospectus included in each of the Registration Statements on Form F-3 (NO. 333-8110 and NO. 333-10580) and to be a part thereof from the date on which this Report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Sale of Farmland Hydro assets to Cargill approved

Oslo (2002-11-06):

A federal bankruptcy court in Kansas City, Mo., has signed an order giving final approval in allowing Farmland Industries, Inc.'s consent to the sale of substantially all of the assets owned by Farmland Hydro, L.P. to Cargill Fertilizer, Inc. Florida-based Farmland Hydro is a limited partnership owned equally between Hydro Agri North America, Inc. and Farmland Industries, Inc. On May 31, 2002, Farmland Industries filed a Chapter 11 bankruptcy petition with the U.S. Bankruptcy Court in Kansas City. The financial consequences for Hydro were included in Hydro's quarterly results published in October.

Cargill is expected to assume complete operations of Farmland Hydro's Green Bay fertilizer plant near Bartow, Fla. by the end of this week. Cargill anticipates that it will retain approximately 270 of the 290 employees at the facility. As part of the agreement, Cargill will also acquire approximately 15,000 acres of Farmland Hydro land currently being permitted for a phosphate mine operation. Cargill intends to integrate the fertilizer products mix being produced at the Green Bay plant, which will be marketed under the Cargill Crop Nutrition™ brand, with its existing fertilizer products manufactured at Cargill Fertilizer's Tampa and Bartow fertilizer production facilities. Terms of the sale are not being disclosed.

Hydro Agri is one of three core business areas in the Norwegian industrial group Norsk Hydro, the other two being Oil and Energy and Aluminium. Hydro Agri is the world's leading supplier of nitrogen fertilizers with sales offices in 60 countries on all continents. Sales are supported by agronomical advice and totalled 20 million tonnes in 2001. Hydro Agri has been marketing Hydro's nitrogen fertilizers in North America for more than fifty years.

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Certain statements in this press release are or may constitute "forward-looking" statements within the meaning of the Private Securities Litigation Reform Act of 1995. Statements that are not in the nature of historical facts may be deemed to be forward-looking statements and may contain identifying words such as "believes", "anticipates", "plans", "expects" and similar expressions. These forward looking statements are based on Hydro's current expectations, assumptions, estimates and projections about the company and the industries in which it engages in business. All forward-looking statements involve risks and uncertainties. For a detailed description of factors that could cause Hydro's actual results to differ materially from those expressed in or implied by such statements, please refer to its annual report on Form 20-F for the year-ended December 31, 2001 and subsequent filings on Form 6-K with the U.S. Securities and Exchange Commission.

SIGNATURES

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Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

for Norsk Hydro ASA

/s/ Idar Eikrem

Senior Vice President Corporate, Accounting and Consolidation

November 7, 2002